Exhibit 99.1

VIQ Solutions Announces Strategic Acquisition of The Transcription Agency to Service New Multi-year Contract in the United Kingdom

VIQ accelerates market expansion in the United Kingdom as natural extension of its prominent capture technology regional footprint

PHOENIX, ARIZONA, October 5, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces it acquired The Transcription Agency (“TTA”), a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The strategic acquisition (the “Acquisition”) positions VIQ to provide localized services to government agencies as a natural extension of its current CapturePro™ footprint.

“We continue to pursue strategic, accretive acquisitions across the globe, for which we have a strong pipeline,” said Ms. Sumner. “We have developed a disciplined M&A methodology that has led to repeatable outcomes to grow our client and talent base, to drive top line growth and enable gross margin productivity gains on larger volumes of data enabling profitable scale. The successful integration of our acquired companies brings us closer to being the leading global provider of evidentiary documentation for enterprise and government agencies around the globe.”

The purchase price paid for the Acquisition was approximately US$1.7 million, with approximately US$0.85 million paid in cash on closing and approximately US$0.85 million to be paid via a deferred payment structure over the next six months. VIQ funded the Acquisition by utilizing cash on hand.

TTA, a registered supplier of outsourced transcription awarded by the government NHS Shared Business Services Group, has more than two decades of experience providing reliable, accurate and timely transcripts. Serving complementary markets, VIQ and TTA have a solid foundation to build on, which will enable the Company to expand its product and service offerings, including the introduction of FirstDraft, in the region. Leveraging VIQ's leading technologies and AI-powered services, TTA’s team of dedicated transcribers, with deep localized experience, will enable VIQ to continue to deliver outstanding quality and service while creating efficiency gains to meet client expectations and expand its business. The Acquisition also provides VIQ with access to a prestigious law firm customer base to grow sales organically.

"Acquiring The Transcription Agency, the market and trusted leader in transcription services in the UK, is a substantial milestone in VIQ's growth strategy. This union broadens our portfolio of services, opening a significant and growing UK market and creating a strong foothold for further European expansion," said Matt Fowler, Senior VP, Strategic Partnerships and M&A, VIQ . "I am thrilled to welcome Penny Ffoulkes and her TTA team to VIQ. TTA is a remarkable company with talented employees, an engaged portfolio of clients, and a commitment to providing best-in-class service."

“It is thrilling to watch the business we created 24 years ago evolve to the next phase, incorporating VIQ technology to create an end-to-end workflow that will further transform this market. We are excited for the opportunities it provides to our team and to the overall industry,” said Penny Ffoulkes, Managing Director, TTA. “We are delighted to partner with a global leader that brings to market vision, advanced technology, and outstanding quality in both service delivery."

VIQ will deliver its end-to-end solution portfolio empowering UK courts to reengineer and optimize legacy processes and improve services for users safely and securely. The addition of NetScribe™, the AI-enabled transcription workflow platform, creates efficiencies and workflow optimization for creating transcripts in private and government organizations. FirstDraft, powered by AI, quickly converts audio files to highly specialized documentation providing near real-time access to interviews, testimony, recorded calls, and dictation cost-effectively. The solutions preserve and secure the spoken word and video images delivering meaningful data pertinent to court cases.

“As we move past the COVID lockdowns in the UK, we are seeing an accelerated need for solutions and services in the region where customers see the value in the end-to-end solution we are positioned to deliver. We see this as a great opportunity to build on the success of our large CapturePro client base where a high-quality audio recording is the foundation to deliver optimal results from our FirstDraft technology in complex, multi-speaker environments,” said Susan Sumner, President and Chief Operating Officer at VIQ.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ

VIQ is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the potential benefits of the Acquisition and VIQ’s growth and acquisition strategy.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.